Exhibit 99.28

Media release

Simon McKeon AO to join Rio Tinto board

28 November 2018

Rio Tinto has appointed Simon McKeon AO as an independent non-executive director. Mr McKeon, an Australian citizen, will join the board on 1 January 2019.

Mr McKeon brings a wealth of experience gained from various leadership positions across financial services, legal, charity and government sectors. After qualifying as a solicitor, he spent 30 years at Macquarie Group, culminating in his role as Executive Chairman of its business in the State of Victoria, Australia. Over that time, he advised clients across a wide range of natural resources and industrial companies, as well as the consumer and financial services sectors. He also advised the Australian Government on the formation of, and served as the first President of, the Australian Takeovers Panel. Currently he is Chancellor of Monash University, a Non-Executive Director of Spotless Group and a Fellow of the Australian Institute of Company Directors. He has previously served as Chairman of AMP Limited and the Australian Government’s principal research and development body, CSIRO.

Simon is an active contributor across a number of Australian charities.

Rio Tinto chairman Simon Thompson said “I am delighted Simon has agreed to join the board and look forward to the strong contribution he will make in relation to a wide range of relevant topics.

“Simon’s appointment further strengthens the Australian contingent on the board and his extensive experience of the Australian business and political environment as well as civil society, will bring invaluable insight in relation to Australia, home to some of Rio Tinto’s key assets”.

Rio Tinto confirms that there are no matters to be disclosed pursuant to Rule 9.6.13(1) – (6) of the Listing Rules of the UK Listing Authority in connection with this appointment.

LEI: 213800YOEO5OQ72G2R82 Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State

Exhibit 99.28

Media release

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